UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 001-3136

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form	20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This document contains 39 pages. The exhibit index is located on page 3.

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

UNDERWRITING AGREEMENT

On May 17, 2004, Tsakos Energy Navigation Limited (the “Company”) entered into an Underwriting Agreement with Jefferies & Company, Inc. (the “Underwriter”) regarding the sale by the Company and the purchase by the Underwriter of 2,500,000 of the Company’s Common Shares, par value $1.00 per share. The shares were sold pursuant to the Company’s Registration Statement on Form F-3 that was declared effective by the Securities and Exchange Commission on December 15, 2003. Pursuant to the Underwriting Agreement, the Company granted Jefferies a 30-day option to purchase up to an additional 375,000 Common Shares to cover over-allotments, if any.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Report on Form 6-K, and is hereby incorporated by reference herein.

EXHIBIT INDEX

1.1	Underwriting Agreement dated May 17, 2004 between Tsakos Energy Navigation Limited and Jefferies & Company, Inc.

Exhibit 1.1

TSAKOS ENERGY NAVIGATION LIMITED

2,500,000 Common Shares

Underwriting Agreement

May 17, 2004

Jefferies & Company, Inc.

520 Madison Avenue

12th Floor

New York, New York 10022

Ladies and Gentlemen:

Tsakos Energy Navigation Limited, a Bermuda company (the “Company”) proposes to issue and sell to you (the “Underwriter”) an aggregate of 2,500,000 Common Shares, par value $1.00 per share, of the Company (the “Underwritten Shares”) and, for the sole purpose of covering over-allotments in connection with the sale of the Underwritten Shares, at the option of the Underwriter, up to an additional 375,000 Common Shares of the Company (the “Option Shares”). The Underwritten Shares and the Option Shares are herein referred to as the “Shares”. The Common Shares of the Company to be outstanding after giving effect to the sale of the Shares are herein referred to as the “Stock”.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement, including a prospectus, relating to the offering from time to time of certain securities, including the Shares, and has filed or transmitted for filing to, or shall promptly hereafter file with or transmit to, the Commission a prospectus supplement (the “Prospectus Supplement”) specifically relating to the sale of the Shares pursuant to Rule 424 under the Securities Act. The registration statement as amended at the time when it shall under the Securities Act became effective, is referred to in this Agreement as the “Registration Statement”, and the prospectus in the form first included in the Registration Statement is referred to in this Agreement as the “Base Prospectus” and the Base Prospectus together with the Prospectus Supplement used to confirm sales of Shares is referred to in this Agreement as the “Prospectus”. If the Company has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. Any reference in this Agreement to the Registration Statement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the date of the Prospectus, as the case may be and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein.

The Company hereby agrees with the Underwriter as follows:

1. The Company agrees to issue and sell the Underwritten Shares to the Underwriter as hereinafter provided, and the Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees to purchase from the Company the Underwritten Shares at a purchase price per share (the “Purchase Price”) of $28.18.

In addition, the Company agrees to issue and sell the Option Shares to the Underwriter as hereinafter provided, and the Underwriter on the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, shall have the option to purchase from the Company up to an aggregate of 375,000 Option Shares at the Purchase Price, for the sole purpose of covering over-allotments (if any) in the sale of Underwritten Shares by the Underwriter.

Discounts and commissions payable to the underwriter are $2.37 per share, or $5,929,000 in the aggregate, or $6,813,750 in the aggregate if the over-allotment is exercised in full. $2.37 per share represents a 7.76% discount from the closing sale price of our common shares on May 17, 2004 which was $30.55 per share. The underwriter is not receiving any additional compensation or reimbursement of expenses.

The Underwriter may exercise the option to purchase the Option Shares at any time (but not more than once) on or before the thirtieth day following the date of this Agreement, by written notice from the Underwriter to the Company. Such notice shall set forth the aggregate number of Option Shares as to which the option is being exercised and the date and time when the Option Shares are to be delivered and paid for which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date nor later than the tenth full Business Day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 8 hereof). Any such notice shall be given at least two Business Days prior to the date and time of delivery specified therein.

2. The Company understands that the Underwriter intends (i) to make a public offering of the Shares as soon after the parties hereto have executed and delivered this Agreement, as in the judgment of the Underwriter is advisable and (ii) initially to offer the Shares upon the terms set forth in the Prospectus.

3. Payment for the Shares shall be made by wire transfer in immediately available funds to the account specified by the Company to the Underwriter in the case of the Underwritten Shares, on May 21, 2004, or at such other time on the same or such other date, not later than the fifth Business Day thereafter, as the Underwriter and the Company may agree upon in writing or, in the case of the Option Shares, on the date and time specified by the Underwriter in the written notice of the Underwriter’s election to purchase such Option Shares. The time and date of such payment for the Underwritten Shares is referred to herein as the “Closing Date” and the time and date for such payment for the Option Shares, if other than the Closing Date, are herein referred to as the “Additional Closing Date”. As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in New York City.

Payment for the Shares to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the Underwriter for the account of the Underwriter of the Shares to be purchased on such date registered in such names and in such denominations as the Underwriter shall request in writing not later than two full Business Days prior to the Closing Date or the Additional Closing Date, as the case may be, with any transfer taxes payable in connection with the transfer to the Underwriter of the Shares duly paid by the Company. The certificates for the Shares will be made available for inspection and packaging by the Underwriter at the office of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, NY 10178 not later than 1:00 P.M., New York City time, on the Business Day prior to the Closing Date or the Additional Closing Date, as the case may be.

4. The Company represents and warrants to the Underwriter that:

(a) the Registration Statement is effective; no stop order suspending effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission;

(b) the Registration Statement and Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) comply, or will comply at the time of the applicable effective date in the case of the Registration Statement or the filing date in the case of the Prospectus, as the case may be, in all material respects with the Securities Act and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the date of the Prospectus and any amendment or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Prospectus, as amended or supplemented, if applicable, at the Closing Date or Additional Closing Date, as the case may be, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; except that the foregoing representations and warranties shall not apply to statements or omissions in the Registration Statement or the Prospectus made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use therein;

(c) the documents incorporated by reference in the Prospectus, when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Prospectus, when such documents are filed with the Commission will conform in all material respects to the requirements of the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d) the financial statements, and the related notes thereto, included in or incorporated by reference into the Registration Statement and the Prospectus present fairly the consolidated financial position of the Company and its consolidated Subsidiaries (as hereinafter defined) as of the dates indicated and the results of their operations and changes in their consolidated cash flows for the periods specified; and said financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and the supporting schedules included in or incorporated by reference into the Registration Statement present fairly the information required to be stated therein;

(e) since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries (as defined below), or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Prospectus; and except as set forth or contemplated in the Prospectus neither the Company nor any of its Subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its Subsidiaries taken as a whole;

(f) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole;

(g) each of the Company’s Subsidiaries has been duly incorporated, has duly issued its shares of capital stock and is validly existing as a corporation under the laws of its jurisdiction of incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a material adverse effect on the Company and its Subsidiaries taken as a whole; and all the outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully-paid and non-assessable, and (except as disclosed in the Prospectus) are owned by the Company, directly or indirectly, free and clear of all liens, encumbrances, security interests and claims;

(h) except as described in the Prospectus, all of the vessels described in the Prospectus are owned directly by Subsidiaries of the Company; other than its Subsidiaries, the Company does not hold any equity interest in any other Person;

(i) this Agreement has been duly authorized, executed and delivered by the Company;

(j) the Company has an authorized capitalization as set forth in the Prospectus and such authorized capital stock conforms as to legal matters to the description thereof set forth in the Prospectus, and all of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully-paid and non-assessable and are not subject to any pre-emptive or similar rights; and, except as described in or expressly contemplated by the Prospectus, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such Subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options and there are no restrictions on subsequent transfers of the Shares under the laws of Bermuda and the United States;

(k) the Shares to be issued and sold by the Company hereunder have been duly authorized, and, when issued and delivered to and paid for by the Underwriter in accordance with the terms of this Agreement, will be duly issued and will be fully paid and non-assessable and will conform in all material respects to the descriptions thereof in the Prospectus; and the issuance of the Shares is not subject to any preemptive or similar rights;

(l) all consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities having jurisdiction over the Company or any of its Subsidiaries or any of their properties or any stock exchange authorities required for the execution and delivery by the Company of this Agreement to be duly and validly authorized have been obtained or made and are in full force and effect;

(m) all dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Bermuda and Greece be paid in United States dollars and may be freely transferred out of Bermuda or Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and Greece and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Bermuda and Greece;

(n) neither the Company nor any of its Subsidiaries is, or with the giving of notice or lapse of time or both would be, in violation of or in default under, its

Memorandum of Association, or, in the case of its Subsidiaries, any other constituent documents as applicable, or Bye-laws or any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them or any of their respective properties is bound, except for violations and defaults which individually and in the aggregate are not material to the Company and its Subsidiaries taken as a whole; the issue and sale of the Shares and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated herein will not conflict in any material respect with or result in a material breach of any of the terms or provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will any such action result in any violation of the provisions of the Memorandum of Association or the Bye-laws of the Company or any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, its Subsidiaries or any of their respective properties; and no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Shares or the consummation by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained under the Securities Act, the Securities Exchange Act of 1934, (the “Exchange Act”) and as may be required under state securities or Blue Sky Laws in connection with the purchase and distribution of the Shares by the Underwriter;

(o) other than as set forth or contemplated in the Prospectus, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject which, if determined adversely to the Company or any of its Subsidiaries, could individually or in the aggregate have, or reasonably be expected to have, a material adverse effect on the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required;

(p) the Company and its Subsidiaries have good and marketable title in fee simple to all items of real property and good and marketable title to all personal property owned by them, in either case that is material to the Company and its Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances and defects except such as are described or referred to in the Prospectus or such as do not materially interfere with the use made or proposed to be made of such property by the Company and its Subsidiaries; there are no real property and buildings held under lease by the Company and its Subsidiaries;

(q) no relationship, direct or indirect, exists between or among the Company or any or its Subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its Subsidiaries on the other hand, which is required by the Securities Act to be described in the Registration Statement and the Prospectus which is not so described;

(r) except as described in the Prospectus and as described in Schedule II hereto, no person has the right to require the Company to register any securities for offering and sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the issue and sale of the Shares;

(s) the Company is not and, after giving effect to the offering and sale of the Shares, and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(t) the Company does not believe it is a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, and does not believe it is likely to become a PFIC;

(u) Ernst & Young who have certified certain financial statements of the Company and its Subsidiaries are independent public accountants as required by the Securities Act;

(v) the Company and its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes have become due and are not being contested in good faith; and, except as disclosed in the Registration Statement and the Prospectus, there is no tax deficiency which has been or might reasonably be expected to be asserted or threatened against the Company or any subsidiary;

(w) the Company has not taken directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Shares;

(x) each of the Company and its Subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, state, local and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof (other than such licenses, permits, certificates, consents, orders, approvals and other authorizations the failure to obtain would not in the aggregate have a material adverse effect on the Company and its Subsidiaries taken as a whole), and neither the Company nor any such Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, approval or other authorization, except as described in the Registration Statement and the Prospectus; and each of the Company and its Subsidiaries is in compliance in all material respects with all laws and regulations relating to the conduct of its business as conducted as of the date hereof;

(y) there are no existing or, to the best knowledge of the Company, threatened labor disputes with the employees of the Company or any of its Subsidiaries which are likely to have a material adverse effect on the Company and its Subsidiaries taken as a whole;

(z) the Company and its Subsidiaries (i) are in compliance in all material respects with any and all applicable foreign, federal, provincial, state and local laws and regulations including any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole;

(aa) in the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole;

(bb) the Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, except as described in or contemplated by the Prospectus;

(cc) no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriter to Greece or Bermuda or any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the account of the Underwriter or the sale and delivery by the Underwriter of the Shares to the initial purchasers thereof; and

(dd) neither the Company nor any of its Subsidiaries has, or guarantees any securities accorded a rating by any “nationally recognized statistical rating organization”, as such term is defined in Rule 436(g)(2) under the Securities Act;

(ee) there is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

As used herein, the term “Subsidiary” means a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, owned or controlled, directly or indirectly, by the Company.

5. The Company covenants and agrees with the Underwriter as follows:

(a) to file the Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A under the Securities Act and to furnish copies of the Prospectus to the Underwriter in New York City prior to 10:00 a.m., New York City time, on the Business Day next succeeding the date of this Agreement in such quantities as the Underwriter may reasonably request;

(b) to deliver, at the expense of the Company, to the Underwriter a conformed copy of the Registration Statement (as originally filed) and each amendment thereto, in each case without exhibits but including the documents incorporated therein by reference and, during the period mentioned in Section 5(d) below, to the Underwriter as many copies of the Prospectus (including all amendments and supplements thereto) as the Underwriter may reasonably request;

(c) before filing any amendment or supplement to the Registration Statement or the Prospectus, to furnish to the Underwriter a copy of the proposed amendment or supplement for review and not to file any such proposed amendment or supplement to which the Underwriter reasonably object;

(d) if, during such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriter a prospectus relating to the Shares is required by law to be delivered in connection with sales by the Underwriter or any dealer, any event shall occur as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus to comply with law, forthwith to prepare and furnish, at the expense of the Company, to the Underwriter and to the dealers (whose names and addresses the Underwriter will furnish to the Company) to which Shares may have been sold by the Underwriter on behalf of the Underwriter and to any other dealers upon request, such amendments or supplements to the Prospectus as may be necessary so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law;

(e) to endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request and to continue such qualification in effect so long as reasonably required for distribution of the Shares; provided that the Company shall not be required to file a general consent to service of process in any jurisdiction;

(f) to make generally available to its security holders and to the Underwriter as soon as practicable an earnings statement covering a period of at least twelve months beginning May 18, 2004, which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder;

(g) during a period of three years from the effective date of the Registration Statement hereof, to furnish to the Underwriter copies of all reports or other communications (financial or other) furnished to holders of the Shares, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange;

(h) for a period of 90 days after the effective date of the Prospectus not to (i) offer, pledge, announce the intention to sell, sell, contract to sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Stock or any securities convertible into or exercisable or exchangeable for Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Stock or such other securities, in cash or otherwise without the prior written consent of the Underwriter, other than the Shares to be sold hereunder and any shares of Stock of the Company issued upon the exercise of options granted and grants of additional options under existing employee stock option plans; provided that such issuances, exercises and grants do not, in the aggregate, result in more than 71,517 shares of Stock that are not subject to contractual restrictions on transfer during such 90-day period that are at least as restrictive from the point of view of the holder as the restrictions contained in this paragraph;

(i) to use the net proceeds received by the Company from the sales of the Shares pursuant to this Agreement substantially in the manner specified in the Prospectus under the caption “Use of Proceeds”;

(j) to use its best efforts to list, subject to notice of issuance, the Shares on the New York Stock Exchange (the “Exchange”);

(k) not to (and to cause its Subsidiaries not to) take, directly or indirectly, any action designed to, or that might reasonably be expected to cause or result in stabilization or manipulation of the Common Shares;

(l) whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limiting the generality of the foregoing, all costs and expenses (i) incident to the preparation, issuance, execution and delivery of the Shares, (ii) incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Prospectus and any preliminary prospectus (including in each case all exhibits, amendments and supplements thereto), (iii) incurred in connection with the registration or qualification of the Shares under the laws of such jurisdictions as the Underwriter may designate (including fees of counsel for the Underwriter and its disbursements), (iv) in connection with the listing of the Shares on the Exchange, (v) related to the filing with, and clearance of the offering by, the National Association of Securities Dealers, Inc., (vi) in connection with the printing (including word processing and duplication costs) and delivery of this Agreement, the Preliminary and Supplemental Blue Sky Memoranda and the furnishing to the Underwriter and dealers of copies of the Registration Statement and the Prospectus, including mailing and shipping, as herein provided, (vii) any expenses incurred by the Company in connection with a “road show” presentation to potential investors, (viii) the cost of preparing stock certificates and (ix) the cost and charges of any transfer agent and any registrar.

6. The obligations of the Underwriter hereunder to purchase the Shares on the Closing Date or the Additional Closing Date, as the case may be, are subject to the performance by the Company of their obligations hereunder and to the following additional conditions:

(a) no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Commission; the Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and in accordance with Section 5(a) hereof; and all requests for additional information shall have been complied with to the satisfaction of the Underwriter;

(b) the representations and warranties of the Company contained herein are true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be, as if made on and as of the Closing Date or the Additional Closing Date, as the case may be, and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be;

(c) since the respective dates as of which information is given in the Prospectus there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Prospectus, the effect of which in the judgment of the Underwriter makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated in the Prospectus; and neither the Company nor any of its Subsidiaries has sustained since the date of the latest audited financial statements included in or incorporated by reference into the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus;

(d) the Underwriter shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of an executive officer of the Company, with specific knowledge about the Company’s financial matters, satisfactory to the Underwriter to the effect set forth in Sections 6(a), 6(b) and 6(c) (with respect to the respective representations, warranties, agreements and conditions of the Company) and to the further effect that there has not occurred any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole from that set forth or contemplated in the Registration Statement;

(e) Morgan, Lewis & Bockius LLP, special United States counsel for the Company, shall have furnished to the Underwriter their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, to the effect that:

(i) other than as set forth or contemplated in the Prospectus and insofar as matters of United States federal and New York state law are concerned, to the best of such counsel’s knowledge, there are no legal or governmental investigations, actions, suits or proceedings pending or, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or its Subsidiaries is or may be the subject which, if determined adversely to the Company or any of its Subsidiaries, could individually or in the aggregate have, or reasonably be expected to have, a material adverse effect on the general affairs, business, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole; and such counsel does not know of any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required;

(ii) to the extent governed by the laws of the State of New York, this Agreement has been duly executed and delivered by the Company;

(iii) under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 12 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each, a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent (as defined herein) as its authorized agent for the purpose described in Section 12 hereof; and service of process effected on such agent in the manner set forth in Section 12 hereof will be effective to confer valid personal jurisdiction over the Company;

(iv) the statements in the Prospectus under “Description of Capital Stock” and “Service of Process and Enforcement of Liabilities”, in the Company’s most recent annual report on Form 20-F under “Part I, Item 4 - Regulations” and in the Registration Statement in Item 8, insofar as such statements constitute a summary of the terms of United States federal or New York legal matters, documents or proceedings referred to therein, and the statements in the Prospectus under “Tax Considerations –United States federal income tax considerations” insofar as such statements describe United States federal income tax law, fairly present in all material respects the information called for with respect to such terms, legal matters, documents, proceedings or descriptions;

(v) each document filed by the Company pursuant to the Exchange Act and incorporated by reference in the Prospectus (or any amendment or supplement thereto) (other than the financial statements and related schedules and other financial and statistical data contained therein, as to which such counsel need make no statement) at the time filed with the Commission complied in all material respects, with the Exchange Act and the applicable rules and regulations thereunder;

(vi) the Registration Statement and the Prospectus and any amendments and supplements thereto (other than the financial statements and related schedules and other financial and statistical data contained therein, as to which such counsel need make no statement) comply as to form in all material respects with the requirements of the Securities Act;

(vii) the issue and sale of the Shares being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated herein will not conflict in any material respect with or result in a material breach of any of the terms or provisions of, or constitute a default under, any outstanding loan agreement or other debt instrument listed on a schedule to such opinion which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject;

(viii) no consent, approval, authorization, order, license, registration or qualification of or with any United States federal or New York state court or governmental agency or body is required for the issue and sale of the Shares or the consummation of the other transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained under the Securities Act and the Exchange Act and as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriter; and

(ix) the Company is not and, after giving effect to the offering and sale of the Shares, and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such terms are term is defined in the Investment Company Act.

Morgan, Lewis & Bockius LLP shall also state that, although they do not assume any responsibility for, and shall not be deemed to have independently ascertained or verified, the accuracy, completeness or fairness of the statements made in the Registration Statement or the Prospectus, except to the extent required by subsection (iv) of this Section 6(e), nothing has come to their attention in the course of participating with officers and representatives of the Company in the preparation of the Registration Statement that would lead them to believe that, insofar as relevant to the offering of the Shares, that (other than the financial statements and related schedules and other financial and other statistical data contained therein, as to which such counsel need make no statement) the Registration Statement and the Prospectus included therein at the time the Registration Statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as amended or supplemented, if applicable, contains any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinions, such counsel may (A) limit its opinions to matters involving the application of laws of the United States and the State of New York and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriter and they are justified in relying thereon.

The opinion of Morgan, Lewis & Bockius LLP described above shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(f) Mello Jones & Martin, Bermuda counsel for the Company, shall have furnished to the Underwriter their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, to the effect that:

(i) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Bermuda with corporate power and authority to own its properties and conduct its business as described in the Prospectus;

(ii) the authorized capital stock of the Company conforms as to legal matters to the description thereof contained in the Prospectus;

(iii) the share capital of the Company outstanding prior to the issuance of the Shares to be sold by the Company have been duly authorized and are validly issued, fully paid and non-assessable;

(iv) the Shares to be issued and sold by the Company hereunder have been duly authorized, and when delivered to and paid for the Underwriter in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and the issuance of the Shares is not subject to any preemptive or similar rights;

(v) no consent, approval, authorization, order, license, registration, clearance or qualification of or with any court or governmental agency or body or any stock exchange authorities having jurisdiction over the Company or any of its properties, in Bermuda, is required for the execution and delivery by the Company of this Agreement in order for it to be duly and validly authorized;

(vi) this Agreement has been duly authorized, executed and delivered by the Company;

(vii) other than as set forth or contemplated in the Prospectus and insofar as matters of Bermuda law are concerned, to the best of such counsel’s knowledge, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened in Bermuda against or affecting the Company or any of its properties or to which the Company is or may be a party or to which any property of the Company is or may be the subject;

(viii) the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not result in any violation of the provisions of the Memorandum of Association or Bye-laws of the Company or any Bermuda statute or any order, rule or regulation known to such counsel of any court or governmental agency or body in Bermuda having jurisdiction over the Company or any of its properties;

(ix) the Company owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, state, local and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, in Bermuda, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof (other than such licenses, permits, certificates, consents, orders, approvals and other authorizations the failure to obtain would not in the aggregate have a material adverse effect on the Company); and to the knowledge of such counsel, the Company is in compliance in all respects with all laws and regulations in Bermuda relating to the conduct of its business as conducted as of the date of the Prospectus;

(x) no consent, approval, authorization, order, license, registration or qualification of or with any court or governmental agency or body is required in Bermuda for the issue and sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except which have been duly obtained and are in full force and effect;

(xi) the statements in the Prospectus under “Description of Capital Stock” and “Dividend Policy” insofar as such statements constitute a summary of the terms of the Stock, Bermuda legal matters, documents or proceedings referred to therein, and the statements in the Prospectus under “Tax Considerations – Bermuda tax considerations” insofar as such statements describe Bermuda tax law, fairly present in all material respects the information called for with respect to such terms, legal matters under Bermuda law, documents or proceedings;

(xii) no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriter to Bermuda or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the account of the Underwriter or the sale and delivery by the Underwriter of the Shares to the initial purchasers thereof in the manner contemplated herein;

(xiii) insofar as matters of Bermuda law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company;

(xiv) the agreement of the Company to the choice of law provisions set forth in Section 12 hereof will be recognized by the courts of Bermuda; the Company can sue and be sued in its own name under the laws of Bermuda; the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement of the Company that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 12 hereof will be effective, insofar as the law of Bermuda is concerned, to confer valid personal jurisdiction over the Company; and a final and conclusive judgment for a sum of money obtained in a New York Court arising out of or in relation to the obligations of the Company under this Agreement would be enforceable against the Company in the courts of Bermuda under the common law doctrine of obligation provided that (i) such choice of law is not contrary to public policy, as that term is understood under the laws of Bermuda; (ii) the judgment was not obtained by fraud; (iii) enforcement of the judgment would not be contrary to Bermudan public policy; (iv) the judgement is not inconsistent with any Bermudan judgment in respect to the same matter; (v) the sum of money payable under the judgment is not in respect of taxes or charges of a like nature or in respect of a fine or other penalty; and (vi) enforcement proceedings are instituted within six years after the date of judgment;

(xv) the indemnification and contribution provisions set forth in Section 7 hereof do not contravene the public policy or laws of Bermuda; and

(xvi) all dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Bermuda to be paid in United States dollars may be paid in such currency, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in Bermuda and without the necessity of obtaining any consent, approval, authorization, order, license, registration or qualification of or with any court or governmental agency or body in Bermuda.

In rendering opinions, such counsel may (A) limit its opinion to matters involving the application of Bermuda laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriter and they are justified in relying thereon.

The opinion of Mello Jones & Martin described above shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(g) Thomas Zafiras, Greek counsel of the Company, shall have furnished to the Underwriter his written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, to the effect that:

(i) no consent or other form of authorization is required from any court or governmental agency or body or any stock exchange authority in Greece in connection with the valid execution and delivery by the Company of this Agreement or the sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement;

(ii) all dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Greece be paid in United States dollars and may be freely transferred out of Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Greece and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Greece;

(iii) to the best of such counsel’s knowledge, there are no legal or governmental proceedings pending or threatened in Greece to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject;

(iv) to the best of such counsel’s knowledge, the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict in any material respect with any Greek law;

(v) the Company and its Subsidiaries are not required to file tax returns or pay any taxes in Greece, except in relation to the registration of the vessels listed in a schedule to such opinion with the Greek Ships Register;

(vi) to the best of such counsel’s knowledge, each of the Company and its Subsidiaries has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals, in Greece, necessary to own or lease, as the case may be, and to operate the vessel owned by each of its Subsidiaries and to carry on its business as conducted as of the date of the Prospectus (other than such licenses or other forms of authorization the failure to obtain would not in the aggregate have a material adverse effect on the Company and its Subsidiaries taken as a whole), and neither the Company nor any such Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license or other form of authorization; and each of the Company and its Subsidiaries is in compliance in all material respects with all laws and regulations in Greece relating to the ownership or lease, as the case may be, and the operation of the vessel owned by each of the Subsidiaries and the conduct of its business as conducted as of the date of the Prospectus;

(vii) there are no taxes or duties payable in Greece by or on behalf of the Underwriter in connection with the sale and delivery by the Company of the Shares to or for the account of the Underwriter or the sale and delivery by the Underwriter of the Shares to the initial purchasers thereof;

(viii) each of the vessels listed on a schedule to such opinion is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Greece; each of said entities has good and marketable title thereto, free and clear of all encumbrances and defects of title of record on the Greek Ships Register, except as indicated on such schedule or as described in the Prospectus; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Greece as would affect its registry with the Greek Ships Register; and

(ix) the right of first refusal letter from Tsakos Shipping and Trading S.A., dated as of January 21, 2002 constitutes the legal, valid and binding obligations of Tsakos Shipping and Trading S.A., enforceable against it in accordance with the terms thereof.

In rendering such opinions, counsel may (A) limit his opinions as to matters involving the application of Greek laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriter and they are justified in relying thereon.

The opinion of Thomas Zafiras described above shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(h) Holman Fenwick & Willan, English counsel for the Company, shall have furnished to the Underwriter their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, to the effect that:

(i) to the best of such counsel’s knowledge, the Company is not, or with the giving of notice or lapse of time or both would be, in violation of or in default under, any outstanding English law loan agreement or other English law debt instrument to which the Company is a party or by which it or any of its respective properties is bound, except for violations and defaults which individually and in the aggregate are not material to the Company and its Subsidiaries taken as a whole;

(ii) insofar as matters of English law are concerned, the issue and sale of the Shares and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not conflict in any material respect with or result in a material breach of any of the terms or provisions of, or constitute a default under, any material English law indenture, loan agreement or other material English law agreement or instrument known to such counsel to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will any such action result in any violation of any applicable law or statute or any order, rule or regulation known to such counsel of any court or governmental agency or body in England having jurisdiction over the Company, its Subsidiaries or any of their respective properties; and

(iii) no consent, approval, authorization order, license, registration or qualification of or with any court or governmental agency or body is required in England for the sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement.

Holman Fenwick & Willan shall also state that, although they are not opining on and do not assume any responsibility for accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus or any amendment thereto, on the basis of the foregoing and the information disclosed to them, but without independent check and verification, nothing has come to their attention that would lead them to believe that the Registration Statement and the Prospectus included therein at the time the Registration Statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or that the Prospectus in its final form, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that they do not express any view with respect to statements which relate to the Company’s incorporation in Bermuda or to Bermuda law, or to the financial statements, schedules or other financial or statistical data contained in the Registration Statement or the Prospectus).

In rendering such opinions, counsel may (A) limit their opinions as to matters involving the application of English laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriter and they are justified in relying thereon.

The opinion of Holman Fenwick & Willan described above shall be rendered to the Underwriter at the request of the Company and shall so state therein.

(i) George E. Henries, special Liberian counsel to the Company, or any other Liberian counsel to the Company, reasonably acceptable to the Underwriter, shall have furnished to the Underwriter their written opinion dated the Closing Date in form and substance satisfactory to the Underwriter, to the effect that:

(i) each of the Company’s Liberian Subsidiaries has been duly incorporated, has duly issued its shares of capital stock and is validly existing and in good standing as a corporation under the laws of Liberia, with corporate power and authority to own its properties and conduct its business as described in the Prospectus (except where the failure to so qualify or have such power or authority would not individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole); and all of the outstanding shares of capital stock of each Liberian Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable, and (except as disclosed in the Prospectus) are owned of record by the Company, (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Liberian Subsidiaries, provided that such counsel shall state that they believe that both the Underwriter and they are justified in relying upon such certificates).

(j) Fenech & Fenech, Maltese counsel to the Company, or any other Maltese counsel to the Company, reasonably acceptable to the Underwriter, shall have furnished to the Underwriter their written opinion dated the Closing Date in form and substance satisfactory to the Underwriter, to the effect that:

(i) each of the Company’s Maltese Subsidiaries has been duly organized, has duly issued its shares of capital stock and is validly existing as a corporation under the laws of Malta, with corporate power and authority to own its properties and conduct its business as described in the Prospectus; and all of the outstanding shares of capital stock of each Maltese Subsidiary have been duly and validly authorized and issued, are 20% paid up, and (except as disclosed in the Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; the 20% payment on the shares is in accordance with the laws of Malta and does not affect the ownership of the shares of each of the Company’s Maltese Subsidiaries (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Maltese Subsidiaries, provided that such counsel shall state that they believe that both the Underwriter and they are justified in relying upon such certificates); and

(ii) each of the vessels listed on a schedule to such opinion (being the vessels owned by the Company’s Maltese Subsidiaries) is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Malta; that each of said entities has good and marketable title thereto, free and clear of all liens, claims, charges, debts or encumbrances and defects of title of record, except as indicated on such schedule or as disclosed in the Prospectus; and that each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Malta as would affect its registry with the Malta Maritime Authority.

(k) Montanios & Montanios, Cypriot counsel to the Company, or any other Cypriot counsel to the Company, reasonably acceptable to the Underwriter, shall have furnished to the Underwriter their written opinion dated the Closing Date in form and substance satisfactory to the Underwriter, to the effect that:

(i) each of the Company’s Cypriot Subsidiaries has been duly incorporated and is validly existing as a limited liability company under the laws of Cyprus, is in good standing, is duly qualified and authorized to do business and has all power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Prospectus (except where the failure to so qualify or have such power or authority would not in the aggregate, have a material adverse effect on the Company and the Company’s Cypriot Subsidiaries taken as a whole); and all of the authorized share capital of each Cypriot Subsidiary have been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any company liens and statutory pledge (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Cypriot Subsidiaries, provided that such counsel shall state that they believe that both the Underwriter and they are justified in relying upon such certificates); and

(ii) each of the vessels listed on a schedule to such opinion (being the vessels owned by the Company’s Cypriot Subsidiaries) is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Cyprus; that each of said entities has good and marketable title thereto, free of defects of title of record and free of registered encumbrances, except as indicated on such schedule or as disclosed in the Prospectus; and that each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Cyprus as would affect its registry with the Registrar of Cyprus Ships.

(l) Morgan and Morgan, Panamanian counsel to the Company, or any other Panamanian counsel to the Company, reasonably acceptable to the Underwriter, shall have furnished to the Underwriter their written opinion dated the Closing Date, in the form and substance satisfactory to the Underwriter, to the effect that:

(i) the right of first refusal letter from Tsakos Shipping and Trading S.A., dated as of January 21, 2002 constitutes the legal, valid and binding obligations of Tsakos Shipping and Trading S.A., enforceable against it in accordance with the terms thereof;

(ii) each of the Company’s Panamanian Subsidiaries has been duly incorporated and is validly existing as a corporations under the laws of Panama, is in good standing, is duly qualified and authorized to do business and has all power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Prospectus (except where the failure to so qualify or have such power or authority would not in the aggregate, have a material adverse effect on the Company and the Company’s Panamanian Subsidiaries taken as a whole); and all of the authorized share capital of each Panamanian Subsidiary have been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any company liens and statutory pledge (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Cypriot Subsidiaries, provided that such counsel shall state that they believe that both the Underwriter and they are justified in relying upon such certificates); and

(iii) each of the vessels listed on a schedule to such opinion is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Panama; each of said entities has good and marketable title thereto, free and clear of all liens, claims, charges, debts or encumbrances and defects of title of record, except as indicated on such schedule or as described in the Prospectus; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Panama would affect its registry with the Panamanian Ships Registry.

(m) on the date hereof and also on the Closing Date or Additional Closing Date, as the case may be, Paul Durham, Chief Accounting Officer and Finance Director shall have furnished to the Underwriter a certificate substantially in the form of Exhibit A hereto;

(n) the Underwriter shall have received on and as of the Closing Date or Additional Closing Date, as the case may be, an opinion of Seward & Kissel LLP, counsel to the Underwriter, with respect to the Registration Statement, the Prospectus and other related matters as the Underwriter may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(o) the Shares to be delivered on the Closing Date or Additional Closing Date, as the case may be, shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(p) on or prior to the Closing Date or Additional Closing Date, as the case may be, the Company shall have furnished to the Underwriter such further certificates and documents as the Underwriter shall reasonably request; and

(q) the “lock-up” agreements, each substantially in the form of Exhibit B hereto, between the Underwriter and the shareholders, officers and directors of the

Company set forth on Schedule I hereto relating to sales and certain other dispositions of shares of Stock or certain other securities, delivered to the Underwriter on or before the date hereof, shall be in full force and effect on the Closing Date or Additional Closing Date, as the case may be.

7. The Company agrees to indemnify and hold harmless the Underwriter, each affiliate of the Underwriter which assists the Underwriter in the distribution of the Shares and each person, if any, who controls the Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use therein.

The Underwriter agrees to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Underwriter, but only with reference to information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any preliminary prospectus.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to any of the three preceding paragraphs, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for the Underwriter, each affiliate of the Underwriter which assists the Underwriter in the distribution of the Shares and such control persons of the Underwriter shall be designated in writing by the Underwriter and any such separate firm for the Company, its directors, its officers who sign the Registration Statement, and such control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding.

If the indemnification provided for in the first, second or third paragraphs of this Section 7 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriter on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriter on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportions as the net proceeds from the offering (before deducting expenses) received by the Company and the total underwriting discounts and the commissions received by the Underwriter bear to the aggregate public offering price of the Shares, which shall be deemed to be 92.24% and 7.76%, respectively. The relative fault of the a Company on the one hand and the Underwriter on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Each of the Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall the Underwriter be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

The indemnity and contribution agreements contained in this Section 7 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Underwriter or any person controlling the Underwriter or by or on behalf of the Company, its officers or directors or any other person controlling the Company and (iii) acceptance of and payment for any of the Shares.

8. Notwithstanding anything herein contained, this Agreement (or the obligations of the Underwriter with respect to the Option Shares) may be terminated in the absolute discretion of the Underwriter, by notice given to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (or, in the case of the Option Shares, prior to the Additional Closing Date) (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the New York Stock Exchange or the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange, the Chicago Mercantile Exchange, or the Chicago Board of Trade (ii) trading of any securities of or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities, or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the judgment of the Underwriter, is material and adverse and which, in the judgment of the Underwriter, makes it impracticable to market the Shares being delivered at the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated in the Prospectus.

9. This Agreement shall become effective upon execution and delivery hereof by the parties hereto.

10. If this Agreement shall be terminated by the Underwriter because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Underwriter’s obligations cannot be fulfilled, the

Company agrees to reimburse the Underwriter for all out-of-pocket expenses (including the fees and expenses of its counsel) reasonably incurred by the Underwriter in connection with this Agreement or the offering contemplated hereunder.

11. This Agreement shall inure to the benefit of and be binding upon the Company, the Underwriter, each affiliate of the Underwriter which assists the Underwriter in the distribution of the Shares, any controlling persons referred to herein and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. No purchaser of Shares from the Underwriter shall be deemed to be a successor by reason merely of such purchase.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriter shall be given to the Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, New York 10022, (telefax: 212-284-2280); Attention: Lloyd H. Feller. Notices to the Company shall be given to it at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece, telefax: 011 3010 940 7716; Attention: Company Secretary.

12. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed Emmanuel G. Pantelides c/o Marine Services Corporation, 46 Trinity Place, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by the Underwriter or by any person who controls the Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service at process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

13. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify the Underwriter against any loss incurred by the Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term rate of exchange shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

14. This Agreement may be signed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

15. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

If the foregoing is in accordance with your understanding, please sign and return seven counterparts hereof.

Very truly yours,

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer

Accepted: May 17, 2004

JEFFERIES & COMPANY, INC.

By:	/s/ John W. Sinders
Name:	John W. Sinders
Title:	Managing Director

Schedule I

Persons Subject to Lock-Up Agreements

Name	Shares Owned
Kelley Enterprises Inc.	1,652,212
Marsland Holdings Limited	1,024,234
Sea Consolidation S.A. of Panama	1,000,000
Redmont Trading Corp.	820,356
J. Lauritzen A/S	216,666
D. John Stavropoulos	60,272
Nikolas P. Tsakos	16,000
Michael G. Jolliffe	10,000
George V. Saroglou	8,000
Emmanuel G. Pantelides	5,000
Peter Nicholson	10,000
Antonio Taragoni	10,000
Paul Durham	8,000
Paul Labrinakos	8,000
Torben Janholt	—
Angelos Plakopitas	—

Schedule II

Registration Rights

Sea Consolidation S.A. of Panama, whose shares are registered on Registration Statement on Form F-3, filed with the Securities and Exchange Commission on January 7, 2004.

Lauritzen Kosan A/S, whose shares are registered on Registration Statement on Form F-3, filed with the Securities and Exchange Commission on January 7, 2004.

Exhibit A

Form of Chief Accounting Officer Certificate

CERTIFICATE OF

CHIEF ACCOUNTING OFFICER

I, Paul Durham, do hereby certify that I am the duly elected and qualified Finance Director and Chief Accounting Officer of Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), and in my capacity as Finance Director and Chief Accounting Officer, do hereby certify that:

1.	I am familiar with the accounting, operations and record systems of the Company.

2.	I have reviewed:

(a)	The audited consolidated balance sheet of the Company and subsidiaries as of December 31, 2001, and the related audited consolidated statements of income, shareholders’ equity and cash flows for year ended December 31, 2001, and the related financial statement schedules included or incorporated by reference in the Registration Statement and Prospectus and the independent auditors’ reports on such financial statements issued by Arthur Andersen LLP, (the “Andersen Financial Statements”); and

(b)	The other financial information included or incorporated by reference in the Registration Statement and Prospectus.

3.	to my knowledge after due inquiry:

(a)	the Andersen Financial Statements, together with the related notes, included or incorporated by reference in the Registration Statement and Prospectus present fairly the financial position of the Company and its consolidated subsidiaries as of the date shown and their results of operations and cash flows for the period shown, and such Andersen Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States applied on consistent basis, and

(b)	the other financial and statistical information for the periods audited or reviewed by Arthur Andersen LLP included or incorporated by reference in the Registration Statement and Prospectus presents fairly the information shown therein and has been compiled on the basis consistent with that of the Andersen Financial Statements.

4.	I have supervised the compilation of and reviewed the circled financial information contained in the attached Exhibit A hereto. Such circled items have been verified by performing the following procedures, which were applied as indicated with respect to the letter explained below:

(a)	Compared the amount with the Andersen Financial Statements or notes thereto and found them to be in agreement.

(b)	Compared the amount with other audited financial statements of the Company and its subsidiaries and found them to be in agreement.

(c)	Compared the amount with amounts appearing in the Company’s accounting records and found them to be in agreement.

(d)	Compared the amount with amounts appearing in analyses or schedules prepared by the Company from its accounting records and found them to be in agreement.

(e)	Recomputed the percentage or amount from information included in the audited financial statements or other audited financial statements of the Company for the period indicated and found them to be in agreement.

(f)	Recomputed the percentage or amount from the Company’s accounting records or a scheduled or report prepared by the Company from its accounting records and found them to be in agreement.

Each capitalized term used but not defined herein shall have the meaning ascribed to them in the Underwriting Agreement dated May 17, 2004 between the Company and the underwriter named therein.

Exhibit B

Form of Lock-up Agreement

May     , 2004

Jefferies & Company, Inc.

520 Madison Avenue

12th Floor

New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that you (the “Underwriter”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), providing for the public offering (the “Offering”) by the Underwriter of up to 2,875,000 common shares, par value $1.00 per share of the Company (the “Common Shares”).

In consideration of the Underwriter’s agreement to purchase and make the Offering of Common Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Underwriter, the undersigned will not, during the period ending 90 days1 after the date of the prospectus relating to the Offering (the “Prospectus”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares (including without limitation, Common Shares which may be deemed beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

In addition, the undersigned agrees that, without the prior written consent of the Underwriter, it will not, during the period ending 90 days1 after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable for Common Shares.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

[1]	30 days for Messrs. Saroglou and Durham.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released from all obligations under this Letter Agreement.

The undersigned understands that the Underwriter is entering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Letter Agreement.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

[NAME OF STOCKHOLDER]

By:
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2004

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President